Issuer Free Writing Prospectus
Relating to Preliminary Prospectus Supplement Filed Pursuant to Rule 424(b)(5)

Filed Pursuant to Rule 433

Registration No. 333-138101

December 4, 2006

The Cleveland Electric Illuminating Company

Pricing Term Sheet

Issuer:	The Cleveland Electric Illuminating Company
Ratings:	Baa3/BBB- (Moody’s/S&P)
Principal Amount:	$300,000,000
Security Type:	Senior Notes
Legal Format:	SEC Registered
Settlement Date:	December 11, 2006
Maturity Date:	December 15, 2036
Issue Price:	99.472% of principal amount
Coupon:	5.950%
Benchmark Treasury:	4.500% due February 15, 2036
Spread to Benchmark:	145 basis points (1.450%)
Treasury Strike:	4.538%
All-in Yield:	5.988%
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on
June 15, 2007
Redemption Provisions:	Make-whole at any time at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at Treasury Rate plus 25 basis points.
Denominations:	$1,000 and integral multiples thereof.
CUSIP:	186108CE4
Underwriters:	Lehman Brothers Inc. (40%) (bookrunner)
Morgan Stanley & Co. Incorporated (40%) (bookrunner)
Daiwa Securities America Inc. (5%) (co-manager) KBC Financial Products USA Inc. (5%) (co-manager) SBK-Brooks Investment Corp. (5%) (co-manager) SunTrust Capital Markets, Inc. (5%) (co-manager)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling toll-free at 1-888-603-5847 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.